UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 25, 2018
Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________
Enclosure:  A press release dated April 25, 2018, announcing  STMicroelectronics’ First Quarter 2018 Financial Results.

PR No. C2848C

STMicroelectronics Reports 2018 First Quarter Financial Results
—	Net revenues of $2.23 billion, up 22.2% year-over-year
—	Gross and operating margins up significantly year-over-year to 39.9% and 12.1%, respectively
—	Net income of $239 million, year-over-year improvement of $131 million
—	Cash dividend of $0.24 per common share payable in equal quarterly installments proposed to the 2018 Annual General Meeting of Shareholders
Geneva, April 25, 2018 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the first quarter ended March 31, 2018.
First quarter net revenues totaled $2.23 billion, gross margin was 39.9%, and net income was $239 million or $0.26 diluted earnings per share.
“We started 2018 with another quarter of double-digit, year-over-year sales growth across all product groups and regions,” commented Carlo Bozotti, STMicroelectronics President and Chief Executive Officer.
“On a sequential basis, first quarter results were better than the mid-point of our sales and gross margin guidance. We delivered a better than seasonal performance in Automotive and Industrial, thanks to our application-focused approach on Smart Driving and Internet of Things, despite the anticipated unfavorable seasonal dynamics for smartphone applications.
“On a year-over-year basis, net revenues grew 22.2%, gross margin expanded by 220 basis points to 39.9% and operating margin increased by 480 basis points to 12.1%. Free cash flow, during a quarter of high capital spending to support our growth plans, increased by 53% to $95 million from the year-ago quarter and we exited the quarter with a solid net financial position of $522 million.”
Financial Summary (US$ Million)
U.S. GAAP (1)	Q1 2018	Q4 2017	Q1 2017
Net Revenues	2,226	2,466	1,821
Gross Margin	39.9%	40.7%	37.7%
Operating Income	269	411	132
Net Income attributable to parent company	239	308	108
Net cash from operating activities	455	587	289

Non-U.S. GAAP (2)	Q1 2018	Q4 2017	Q1 2017
Free cash flow	95	145	62
Net financial position	522	489	518

(1)	Certain amounts in the prior periods have been adjusted to reflect the January 1, 2018 adoption of ASU 2017-07 related to the reclassification of certain pension costs.
(2)	Non-U.S. GAAP measure. See Appendix for reconciliation to U.S. GAAP and additional information explaining why the Company believes these measures are important.

Financial Summary by Product Group (US$ Million)
Net Revenues By Product Group	Q1 2018	Q4 2017	Q1 2017
Automotive and Discrete Group (ADG)	817	821	708
Analog, MEMS and Sensors Group (AMS) (a)	655	902	518
Microcontrollers and Digital ICs Group (MDG)	750	740	593
Others (b)	4	3	2
Total	2,226	2,466	1,821

(a)	Effective January 1, 2018, the Subsystems business unit was transferred from Others to Analog, MEMS and Sensors Group (AMS). Prior periods have been restated accordingly.
(b)	Net revenues of Others includes revenues from sales of assembly services and other revenues.
First Quarter Review
First quarter net revenues decreased 9.8% sequentially, 20 basis points better than the midpoint of the Company’s guidance. On a sequential basis, Microcontrollers and Digital ICs Group (MDG) revenues increased 1.3% and Automotive and Discrete Group (ADG) revenues decreased 0.5% reflecting better than seasonal performance for Smart Driving and Internet of Things applications. Analog, MEMS and Sensors Group (AMS) revenues decreased by 27.4% principally reflecting unfavorable seasonal dynamics for smartphone applications negatively impacting the Company’s Imaging business.
On a year-over-year basis, first quarter net revenues increased 22.2% with all product groups delivering double-digits revenue growth. Specifically, Microcontrollers and Digital ICs Group (MDG) revenues were up 26.6% largely driven by a strong expansion of microcontroller sales; Analog, MEMS and Sensors Group (AMS) revenues increased 26.5% on sharply higher Imaging sales, as well as growth in Analog and MEMS; and Automotive and Discrete Group (ADG) revenues were higher by 15.4% on double-digit growth for both Automotive and Power Discrete products.
By region of shipment, EMEA and the Americas grew revenues sequentially 8.4% and 1.8%, respectively, while Asia Pacific decreased 18.2%. On a year-over-year basis, revenues in Asia Pacific, EMEA and the Americas increased 24.5%, 22.4% and 12.7%, respectively.
First quarter gross profit was $888 million and gross margin was 39.9%, 40 basis points above the midpoint of the Company’s guidance. On a sequential basis, gross margin decreased 80 basis points mainly due to normal price pressure and negative currency effects, net of hedging partially offset by improved product mix and increased manufacturing efficiency. Gross margin increased 220 basis points year-over-year largely driven by improved manufacturing efficiency and better product mix partially offset mainly by normal price pressure as well as negative currency effects, net of hedging.
Combined R&D and SG&A expenses were $614 million compared to $590 million in the prior quarter. On a year-over-year basis, combined R&D and SG&A expenses increased $48 million mainly due to negative currency effects, net of hedging, and inflationary dynamics.
First quarter other income & expenses, net, registered income of $16 million compared to $18 million and $17 million in the prior and year-ago quarter, respectively.
Impairment and restructuring charges in the first quarter were $21 million, compared to $20 million and $5 million in the prior and year-ago quarter, respectively, related to the substantially completed set-top box restructuring plan announced in January 2016.

Operating income in the first quarter was $269 million, equivalent to 12.1% of net revenues, compared to $411 million, equivalent to 16.7% of net revenues, in the 2017 fourth quarter and was up sharply in comparison to the 2017 first quarter operating income of $132 million, equivalent to 7.3% of net revenues. On a year-over-year basis, all product groups improved operating results due to higher revenues and improved gross margin: MDG operating margin increased to 19.5% from 10.3%; ADG operating margin doubled to 11.0% from 5.5%; and AMS operating margin expanded to 9.8% from 7.6%.
First quarter net income was $239 million, equivalent to $0.26 diluted earnings per share, compared to the 2017 fourth quarter net income of $308 million, equivalent to $0.34 per share, and increased significantly compared to 2017 first quarter net income of $108 million, equivalent to $0.12 diluted earnings per share.

Cash Flow and Balance Sheet Highlights
Capital expenditure payments, net of proceeds from sales, were $351 million during the first quarter of 2018 compared to $407 million in the prior quarter and $219 million in the year-ago quarter.
Free cash flow(1) was $95 million, up significantly from $62 million in the year-ago quarter.
Inventory was $1.43 billion at quarter end. Inventory in the first quarter of 2018 was at 3.7 turns or 97 days. In the first quarter, the Company paid cash dividends totaling $54 million.
ST’s net financial position(1) was $522 million at March 31, 2018 compared to $489 million at December 31, 2017. At March 31, 2018, ST’s total financial resources were $2.23 billion; total financial debt was $1.71 billion; and total equity, including non-controlling interest, was $5.77 billion.

Second Quarter 2018 Business Outlook
The Company expects second quarter 2018 revenues to increase about 1.5% on a sequential basis, plus or minus 3.5 percentage points. Gross margin in the second quarter is expected to be about 40.0% plus or minus 2.0 percentage points.
Mr. Bozotti commented, “Despite the weak demand we are experiencing for smartphones in the first half of 2018, we anticipate second quarter and first half revenues to grow year-over-year about 17.5% and 19.8%, respectively, at the mid-point of our guidance range. This will be driven by the continued better than seasonal sales trends in Automotive, Industrial and Internet of Things applications.
“For the second half of the year, we see healthy demand, with a strong backlog across all our product groups, end markets, including smartphones, and regions.”
This outlook is based on an assumed effective currency exchange rate of approximately $1.21 = €1.00 for the 2018 second quarter and includes the impact of existing hedging contracts. The second quarter will close on June 30, 2018.
(1) Non-U.S. GAAP measure. See Appendix for additional information and reconciliation to U.S. GAAP.

Recent Corporate Developments
—
On January 25, STMicroelectronics announced Carlo Bozotti’s Succession Plan; Deputy CEO Jean-Marc Chery will be proposed as the Sole Member of the Managing Board at the 2018 Annual General Meeting of Shareholders and to become the next President & CEO; A newly-formed Executive Committee will become effective upon shareholder approval of Mr. Chery’s appointment. In addition, Carlo Ferro, Chief Financial Officer and President Finance, Legal, Infrastructure and Services, informed the Company about his intention to step down from his position at the same time as ST President and CEO Carlo Bozotti’s retirement, which will be effective at the conclusion of the Annual General Shareholders’ meeting, to pursue other personal opportunities. Mr. Ferro will remain President of ST’s Italian affiliate until the end of 2018.

—	On February 5, STMicroelectronics was recognized as among the world’s most innovative companies in being named a “2018 Thomson Reuters Top 100 Global Technology Leader.
—	On March 1, STMicroelectronics announced that it had filed its Annual Report on Form 20-F for the year ended December 31, 2017 with the United States Securities and Exchange Commission (SEC).
—
On March 27, STMicroelectronics announced the main resolutions to be submitted for adoption at the Annual General Meeting of Shareholders (AGM), which will be held in Amsterdam, the Netherlands, on May 31, 2018. The main resolutions, proposed by the Supervisory Board, include:

o
The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2017, prepared in accordance with International Financial Reporting Standards (IFRS). The 2017 Statutory Annual Accounts were filed with the Netherlands Authority for the Financial Markets (AFM) on March 27, 2018 and are posted on the Company’s website (www.st.com) and the AFM’s website (www.afm.nl);

o
The distribution of a cash dividend of US$0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2018 and first quarter of 2019 to shareholders of record in the month of each quarterly payment;

o	The appointment of Mr. Jean-Marc Chery, as sole member of the Managing Board, for a three-year term expiring at the 2021 AGM;
o	The reappointment of Mr. Nicolas Dufourcq, as member of the Supervisory Board, for a three-year term expiring at the 2021 AGM; and
o	The reappointment of Ms. Martine Verluyten, as member of the Supervisory Board, for a one-year term expiring at the 2019 AGM.
The record date for all shareholders to participate at the Annual General Meeting of Shareholders will be May 3, 2018. The complete agenda and all relevant detailed information concerning the 2018 AGM, as well as all related AGM materials, are available on the Company’s website (www.st.com).

Q1 2018 – Product and Technology Highlights
Automotive and Discrete Group (ADG)
—	Won a design with SPC58 32-bit automotive MCU for chassis stability control unit from a major Japanese tier1 for a leading Japanese car maker;
—	Earned multiple design wins for Accordo processor for mid-level car radio systems supporting Car PlayTM and Android AutoTM features from several Asian OEMs;
—	Captured an award for U-Chip power supply and drivers for engine-management and battery-management systems from a major Chinese tier1;
—
Received awards for multiple class D and class AB audio power amplifiers for infotainment applications with an important European tier1 for a North America car maker and for telematics for a European car maker;

—	Chosen to supply class D audio amplifiers for an e-call module by a major electric-vehicle maker;
—	Landed awards for VIPower family devices for DC motor control in a door-zone application by a worldwide leader;
—	Captured a design win with the latest VIPower family in a high-end body-control module for a European premium car maker;
—	Received multiple design wins for an ASSP from German tier1s for electric power trunk applications;
—	Won sockets for SLLIMM-nano2 intelligent power modules based on IGBT trench technology for washing machine and dishwasher platforms from a market leader;
—	Landed a win for MDmesh power MOSFETS in an implanted cardiovascular defibrillator socket from a top American medical player and in a battery-charger socket from a leading smartphone manufacturer;
—
Maintained strong momentum in SiC diodes with multiple design-wins for electric-vehicle onboard chargers and high-efficiency power-conversion systems in servers, solar energy, and Hi-Fi audio systems from leading tier1s;

—	Earned a major design win for integrated passive device (IPD) filters in 5G base stations.
Analog, MEMS and Sensors Group (AMS)
—	Landed a variety of awards, design wins, and new programs in industrial markets for Advanced Analog, Power Management, Metering, IPS, and PLC products;
—	Announced Collaboration with Velankani on Smart Meters for ‘Make in India’ Program;
—
Collaborated with Artesyn Embedded Technologies, Bel Power Solutions, and Flex to launch the Power Stamp Alliance to enable multi-vendor supply-chain ecosystem for open compute and data-center power management;

—	Earned design win with Bluetooth products for shared-bike Smart Lock and electronic tolling collector applications;
—	Landed an important design win for a linear regulator from a top mobile phone maker;
—	Received several design wins for consumer mobile devices for Analog and Smart Power products;
—	Won designs with Advanced Analog products from Chinese phone makers;
—
Ramped production of a full collection of sensors, including 6-axis ultra-low-power MEMS inertial measurement unit, barometric sensor, and optical-image-stabilization gyroscope, for Samsung Galaxy S9 and S9+;

—	Enabled six of the top-ranked smartphones for image quality, according to DXOMark benchmark scores, with optical-image stabilization gyros;
—	Gained sockets for waterproof pressure sensors for wearable with a Chinese smartwatch manufacturer;

—	Captured sockets for ultra-low power accelerometer and pressure sensor in top-tier wearable supplier;
—	Earned design wins for FlightSenseTM Time-of-Flight proximity and ranging sensors with several leading Asian smartphone manufacturers and in non-wireless applications, such as robots.
Microcontrollers and Digital ICs Group (MDG)
—	Announced a cooperation with Sigfox to support the growing demand of connected devices to low-power wide-area network (LPWAN);
—
Began sampling the STM32WB wireless System-on-Chip (SoC) combining a full-featured Arm® Cortex®-M4-based application microcontroller and an Arm Cortex-M0+ core controlling real-time operation of Bluetooth low energy and IEEE 802.15.4 radios;

—
Captured wins for STM32 series devices from major OEMs in applications including a smartphone fast-charging application, a smartphone wireless charger, a digitally controlled Smart Home Air Vent, a new generation of smart plugs, and in insulin pumps;

—	Expanded further the STM32 ecosystem with new Discovery Packs for fast connection of IoT devices to Cloud services over 2G/3G and LTE Cat M1/NB1 networks;
—	Gained wins for latest NFC controllers in various smartphones from key OEMs;
—	Won sockets for TPM solution from leading PC manufacturers;
—	Captured design wins for ST25R NFC Reader and associated NFC Tags for authentication of consumable goods from a major medical equipment company;
—	Ramped production of SIM card and EEPROM for the Samsung Galaxy S9 and S9+;
—
Began production of ST25DV dynamic NFC/RFID tag for a lighting application at a major OEM and won a socket for ST25DV dynamic NFC/RFID tag in a glucose-meter application from Taiwanese medical-equipment manufacturer;

—	Landed wins for several high density EEPROMs from Indian e-Meter manufacturers;
—	Earned a design win for a digital ASIC in 7nm FinFET technology from a new customer;
—	Won two ASIC designs in 55nm BiCMOS technology at an optical market leader.

Use of Supplemental Non-U.S. GAAP Financial Information
This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment and restructuring charges, adjusted net earnings, adjusted diluted earnings per share, free cash flow and net financial position.
Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies.
See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information
Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

—	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;
—	Customer demand that differs from projections;
—	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
—
Unanticipated events or circumstances, which may impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;

—
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

—
The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

—	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
—	The loading, product mix, and manufacturing performance of our production facilities;
—
The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

—	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
—	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
—	The ability to successfully restructure underperforming business lines and realize cost savings that differ in amount or timing from our estimates;
—
Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

—	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
—	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
—	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
—	Availability and costs of raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;
—	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;
—
The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations; and

—
Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”).

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2017, as filed with the SEC on March 1, 2018. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information
The management of STMicroelectronics will conduct a live webcast of its conference call on April 25, 2018 at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET) / 12:30 a.m. U.S. Pacific Time (PT), to discuss performance for the first quarter of 2018.
The live webcast of the conference call will be available by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until May 11, 2018.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.
By getting more from technology to get more from life, ST stands for life.augmented.
In 2017, the Company’s net revenues were $8.35 billion, serving more than 100,000 customers worldwide.
Further information can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com
MEDIA RELATIONS:
Alexis Breton
Director, PR & Media Operations
STMicroelectronics
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))
	Three Months Ended
	(Unaudited)	(Unaudited)
	March 31,	April 01,
	2018	2017
Net sales	2,214	1,818
Other revenues	12	3
NET REVENUES	2,226	1,821
Cost of sales	(1,338)	(1,135)
GROSS PROFIT	888	686
Selling, general and administrative	(265)	(234)
Research and development	(349)	(332)
Other income and expenses, net	16	17
Impairment, restructuring charges and other related closure costs	(21)	(5)
Total Operating Expenses	(619)	(554)
OPERATING INCOME	269	132
Interest expense, net	(3)	(4)
Other components of pension benefit costs	(3)	(3)
INCOME BEFORE INCOME TAXES	263	125
AND NONCONTROLLING INTEREST
Income tax expense	(22)	(16)
NET INCOME	241	109
Net income attributable to noncontrolling interest	(2)	(1)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	239	108

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.27	0.12
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.26	0.12

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS PER SHARE	914.7	901.9

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	March 31,	December 31,	April 01,
In millions of U.S. dollars	2018	2017	2017
	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,791	1,759	1,641
Short-term deposits	14	-	-
Marketable securities	429	431	335
Trade accounts receivable, net	1,042	1,149	946
Inventories	1,435	1,335	1,201
Other current assets	449	425	351
Total current assets	5,160	5,099	4,474
Goodwill	125	123	117
Other intangible assets, net	205	209	188
Property, plant and equipment, net	3,371	3,094	2,489
Non-current deferred tax assets	632	624	534
Long-term investments	58	57	57
Other non-current assets	517	475	467
	4,908	4,582	3,852
Total assets	10,068	9,681	8,326

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	119	118	117
Trade accounts payable	979	893	757
Other payables and accrued liabilities	940	897	777
Dividends payable to stockholders	6	60	6
Accrued income tax	41	52	47
Total current liabilities	2,085	2,020	1,704
Long-term debt	1,593	1,583	1,341
Post-employment benefit obligations	393	385	354
Long-term deferred tax liabilities	12	11	5
Other long-term liabilities	216	215	150
	2,214	2,194	1,850
Total liabilities	4,299	4,214	3,554
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 911,134,420 shares issued, 896,659,631 shares outstanding)	1,157	1,157	1,157
Capital surplus	2,743	2,718	2,828
Retained earnings	1,212	973	538
Accumulated other comprehensive income	724	688	428
Treasury stock	(132)	(132)	(241)
Total parent company stockholders’ equity	5,704	5,404	4,710
Noncontrolling interest	65	63	62
Total equity	5,769	5,467	4,772
Total liabilities and equity	10,068	9,681	8,326

STMicroelectronics N.V.
SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q1 2018	Q4 2017	Q1 2017

Net Cash from operating activities	455	587	289
Net Cash used in investing activities	(374)	(442)	(227)
Net Cash used in financing activities	(54)	(576)	(53)
Net Cash increase (decrease)	32	(429)	12

Selected Cash Flow Data (in US$ millions)	Q1 2018	Q4 2017	Q1 2017

Depreciation & amortization	185	179	154
Net payment for Capital expenditures	(351)	(407)	(219)
Dividends paid to stockholders	(54)	(54)	(53)
Change in inventories, net	(84)	(5)	(22)

Appendix
STMicroelectronics
Supplemental Financial Information
ST aligns its product families into three product groups to better leverage the product synergies around its strategic focus on Smart Driving and Internet of Things applications: Automotive and Discrete Group (ADG); Analog, MEMS and Sensors Group (AMS); and Microcontrollers and Digital ICs Group (MDG).
Product Group Data (a)	Q1	Q4	Q3	Q2	Q1
(US$ Million)	2018	2017	2017	2017	2017
Automotive and Discrete Group (ADG)
- Net Revenues	817	821	775	755	708
- Operating Income (Loss)	90	102	85	65	39
Analog, MEMS & Sensors (AMS) (b)
- Net Revenues	655	902	657	553	518
- Operating Income (Loss)	64	187	86	52	39
Microcontrollers and Digital ICs Group (MDG)
- Net Revenues	750	740	701	612	593
- Operating Income (Loss)	146	146	126	72	61
Others (c)
- Net Revenues	4	3	3	3	2
- Operating Income (Loss)	(31)	(24)	(16)	(8)	(7)
Total
- Net Revenues	2,226	2,466	2,136	1,923	1,821
- Operating Income (Loss)	269	411	281	181	132

(a)	Certain amounts in the prior periods have been adjusted to reflect the January 1, 2018 adoption of ASU 2017-07 related to the reclassification of certain pension costs.
(b)	Effective January 1, 2018, the Subsystems business unit was transferred from Others to Analog, MEMS and Sensors (AMS). Prior periods have been restated accordingly.
(c)
Net revenues of “Others” includes revenues from sales of assembly services and other revenue. Operating income (loss) of Others includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. Others includes:

(US$ Million)	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Unused Capacity Charges	1	1	1	1	1
Impairment & Restructuring Charges	21	20	14	6	5

	Q1 2018	Q4 2017	Q1 2017
€/$ Effective Rate	1.18	1.15	1.08

Net Revenues By Market Channel (%)	Q1 2018	Q4 2017	Q1 2017
Total OEM	63%	68%	66%
Distribution	37%	32%	34%

(Appendix – continued)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In US$ Million, Except Per Share Data ($)
The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.
Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and adjusted diluted earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.
The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.
Q1 2018	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	888	269	239	0.26
Impairment & Restructuring		21	21
Estimated Income Tax Effect			(3)
Non-U.S GAAP	888	290	257	0.28

Q4 2017	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	1,003	411	308	0.34
Impairment & Restructuring		20	20
Estimated Income Tax Effect			(1)
Non-U.S GAAP	1,003	431	327	0.36

Q1 2017	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	686	132	108	0.12
Impairment & Restructuring		5	5
Estimated Income Tax Effect			(1)
Non-U.S GAAP	686	137	112	0.12

(Appendix – continued)
Net Financial Position (non-U.S. GAAP measure) represents the difference between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities and short-term deposits, and our total financial debt includes short-term debt, including bank overdrafts, and long-term debt, as represented in our Consolidated Balance Sheets. Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness. In addition, our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited.
Net Financial Position (US$ Million)	March 31, 2018	December 31, 2017	April 1, 2017
Cash and cash equivalents	1,791	1,759	1,641
Short term deposits	14	-	-
Marketable securities	429	431	335
Total financial resources	2,234	2,190	1,976
Short-term debt	(119)	(118)	(117)
Long-term debt	(1,593)	(1,583)	(1,341)
Total financial debt	(1,712)	(1,701)	(1,458)
Net financial position – Non-U.S. GAAP	522	489	518
Free Cash Flow (non-U.S. GAAP measure) is defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, and net cash variation for joint ventures deconsolidation, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets, proceeds received in the sale of businesses and cash paid for business acquisitions. We believe Free Cash Flow, a non-U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities and net cash variation from joint ventures deconsolidation, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies.
Free cash flow (US$ Million)	Q1 2018	Q4 2017	Q1 2017
Net cash from operating activities	455	587	289
Net cash used in investing activities	(374)	(442)	(227)
Payment for purchase and proceeds from sale of marketable securities, investment in short-term deposits, restricted cash	14	-	-
Free cash flow	95	145	62

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
STMicroelectronics N.V.

Date: April 25, 2018	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal Infrastructure and Services